UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

BioScrip, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,665,024 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,665,024 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,665,024 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes (a) 1,422,410 shares of common stock, $0.0001 par value per share (the “Common Shares”), (b) 13,642,614 Common Shares that could be obtained upon conversion of 625,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”) at a purchase price per share of $100.00, (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A warrants to purchase Common Shares at a price of $5.17 per share (the “Class A Warrants”), and (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B warrants to purchase Common Shares at a price of $6.45 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 14,360,557 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,360,557 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,360,557 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 1,076,489 Common Shares, (b) 10,510,554 Common Shares that could be obtained upon conversion of 481,513 Preferred Shares, (c) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class A Warrants, and (d) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,709,653 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,709,653 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,709,653 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 854,585 Common Shares, (b) 8,588,692 Common Shares that could be obtained upon conversion of 393,468 Preferred Shares, (c) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class A Warrants, and (d) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,650,904 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,650,904 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 221,904 Common Shares, (b) 1,921,862 Common Shares that could be obtained upon conversion of 88,045 Preferred Shares, (c) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class A Warrants, and (d) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,665,024 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,665,024 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,665,024 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 1,422,410 Common Shares, (b) 13,642,614 Common Shares that could be obtained upon conversion of 625,000 Preferred Shares, (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,665,024 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,665,024 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,665,024 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 1,422,410 Common Shares, (b) 13,642,614 Common Shares that could be obtained upon conversion of 625,000 Preferred Shares, (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

Explanatory Note: This Amendment No. 2 (this “Amendment”) to the Schedule 13D relating to BioScrip, Inc., a Delaware corporation (the “Issuer”), filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2015 (the “Initial 13D”), as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 27, 2015, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:

Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial 13D.

On the dividend payment date of April 1, 2016, the Issuer elected to not pay a Cash Dividend. Therefore, pursuant to the Certificate of Designation for Preferred Shares, the liquidation preference on the Preferred Shares increased to an amount equal to the liquidation preference in effect at the start of the applicable dividend period, plus the Accrued Dividend. As a result of the increased liquidation preference, the number of Common Shares into which one Preferred Share may convert increased, thereby increasing the beneficial ownership of the Filers.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Shares by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 68,767,613 Common Shares outstanding as of February 29, 2016, as reported in the Issuer’s Form 10-K filed with the SEC on March 3, 2016.

The Filers have not effected transactions in the Common Shares in open market transactions in the sixty days preceding the filing of this Amendment.

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Preferred Shares or Warrants reported herein.

The information in Items 4 and 6 is incorporated herein by reference.

CUSIP No. 09069N108 (Common Stock)

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Preferred Shares and Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 is incorporated herein by reference.

CUSIP No. 09069N108 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact